

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Eric Bullinger
Chief Financial Officer
Vestin Mortgage, LLC
8880 West Sunset Road, Suite 200
Las Vegas, NV 89148

> **Re:** **Vestin Realty Mortgage I, Inc.**
> **Form 8-K Dated March 18, 2011**
> **Filed March 21, 2011**
> **File No. 000-51964**
> **Vestin Realty Mortgage II, Inc.**
> **Form 8-K Dated March 18, 2011**
> **Filed March 21, 2011**
> **File No. 000-51892**

Dear Mr. Bullinger:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Eric McPhee
Staff Accountant